

March 28, 2014

Via E-mail
Kent Emry
Chief Executive Officer and Director
BioCorRx Inc.
601 N. Parkcenter Drive
Suite 103
Santa Ana, CA 92705

> **Re: BioCorRx Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed March 18, 2014**
> **File No. 000-54208**

Dear Mr. Emry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement
Proposal I
Amendment and Restatement of the
Articles of Incorporation to Authorize Preferred Stock, page 5

1. We note your disclosure that the Board and the majority shareholders approved the creation of Preferred Stock that may be issued by your Board of Directors in its discretion. Please disclose whether you currently have, or do not have, any plans with respect to these additional authorized but unissued shares. If such plans exist, please disclose all material information.

2. Please disclose the provisions of the Preferred Stock to the extent such provisions are set forth in your amendment and restatement of the Articles of Incorporation.

3. Please disclose other material changes to be effected by the amendment and restatement of the Articles of Incorporation, if any.

4. Please include a copy of the amendment and restatement of the Articles of Incorporation as an appendix to the Information Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christina De Rosa at (202) 551-3577, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       JR Lanis, Esq.
       Richardson & Patel LLP
       1100 Glendon Avenue, Suite 850
       Los Angeles, California 90024